EXHIBIT 21

List of Subsidiaries of Blonder Tongue Laboratories, Inc.

1.	Blonder Tongue International, Inc.
2.	Blonder Tongue Investment Company
3.	Hybrid Networks, LLC
4.	Blonder Tongue Far East, LLC
5.	Vu-Tech Communications, Inc. (79% - owned subsidiary)
6.	BDR Broadband, LLC (90% - owned subsidiary)
7.	Blonder Tongue Telephone, LLC (50% - owned subsidiary)

8.	NetLinc Communications, LLC (50% - owned subsidiary)